WAL★MART
MEXICO

FILE N°
82-4609

03 OCT 21

03032761

SUPPL

October 15, 2003

Mr. Paul Dudek, Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Re: Information pursuant to Ruling 12g3-2 (b) Exemption

Ladies and Gentlemen:

In order to continue being exempt from the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed you will find the report September 2003 sales, the press release results and consolidated financial statement for 3rd quarter 2003 and own shares operation report for September 2003 of Wal-Mart de Mexico, S.A. de C.V., which was delivered to the Mexican Stock Exchange.

Sincerely,

PROCESSED
OCT 29 2003
THOMSON
FINANCIAL

Jorge Muñoz Lopez
Accounting Director

The above-mentioned material is enclosed.

dlw 10/28

ADMINISTRATIVE OFFICES:

- NEXTENGO N° 78 COL. STA. CRUZ ACAYUCAN DEL. AZCAPOTZALCO C.P. 02770 TEL. 5328-35-00
- BLVD. AVILA CAMACHO N° 487 COL. PERIODISTAS, DELEGACION MIGUEL HIDALGO, C.P. 11220 TEL. 5395-10-88

FILE N°
82-4609

WAL★MART
MEXICO

03 OCT 21 7:21

EMPRESA SOCIALMENTE RESPONSABLE DESDE 2001

WALMEX

FREE TRANSLATION, NOT TO THE LETTER

WAL-MART DE MEXICO REPORTS SEPTEMBER 2003 SALES

Mexico City, October 9, 2003

Wal-Mart de Mexico, S.A de C.V. (WALMEX) announces to its shareholders as well as to the public in general that during the month of September 2003, sales were $8,789 million pesos. This figure represents a 9.7% increase over sales reported the same month last year, and a 5.5% real increase, once the period's inflation is accounted for. Comparable stores sales during the month, meaning all those units that have been in operation for over a year, registered an increase of 4.4%, and of 0.3% in real terms compared to the same month of 2002.

Real Growth

	September		January – September	
	2003	2002	2003	2002
Total sales growth (%)	5.5	11.0	9.6	14.8
Comparable sales growth (%)	0.3	1.2	3.9	4.9

Considering the five-week period from August 30 to October 3, 2003 that compares with the five-week period ending October 4, 2002, as well as the thirty-nine-week period from January 4 to October 3, 2003 and that compares with the thirty-nine-week period that ended October 4, 2002, sales growth was as follows:

Real Growth

	5 weeks		39 weeks	
	2003	2002	2003	2002
Total sales growth (%)	8.5	13.3	9.8	15.1
Comparable sales growth (%)	3.3	3.4	4.2	5.0

Sales for the third quarter 2003 (July-September) were $27,543 million pesos. This figure represents a 13.6% increase over sales reported the same period last year and a 9.1% real increase, once the period's inflation is accounted for. Comparable stores sales during the third quarter registered an increase of 8.0%, and of 3.7% in real terms compared to the same period last year.

Openings:

1 Sam's Club in Campeche, Campeche
1 Bodega in Saltillo, Coahuila

Publishing of Results for Third Quarter 2003:

The Company informs that Third Quarter 2003 Results will be released next October 13, 2003.

Company Description:

WALMEX is a Retail Sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates 613 units, broken down as follows:

- 52 Sam's Clubs
- 125 Bodegas
- 78 Wal-Mart Supercenters
- 43 Superamas
- 50 Suburbias
- 265 Restaurants, including 16 franchises

Ticker Symbols:

Mexican Stock Exchange:	Bloomberg:	Reuters:	ADR's sponsored program:
Walmex V	WalmexV MM	WalmexV.Mx	WMMVY
Walmex C	WalmexC MM	WalmexC.Mx	
	WMMVY	WMMVY.Pk	

Internet Sites:

www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx

WAL★MART

MEXICO

FILE N°
82-4609

EMPRESA SOCIALMENTE RESPONSABLE DESDE 2001

WALMEX

FREE TRANSLATION, NOT TO THE LETTER

WAL-MART DE MEXICO REPORTS THIRD QUARTER RESULTS 2003

Mexico City, October 13, 2003

Today, Wal-Mart de Mexico reported results for the third quarter 2003. Sales and total revenues increased 9% in real terms over last year's levels. Operating income increased 12% in real terms and EBITDA amounted to $2,094 million pesos and represented 7.6% of total revenues, a growth in real terms of 11% over last year's levels.

Comparable store sales during the quarter, meaning all those units that have been in operation for over a year, registered an increase of 3.7% in real terms compared to last year's level.

The main Income statement figures are:

Third Quarter (July-September)

	2003		2002		Real Growth
	M$ Millions	%	*M$ Millions*	%	%
Sales	27,543		25,238		9
Other income	81		110		(27)
Total Income	27,623	100.0	25,348	100.0	9
Cost of sales	21,831	79.0	20,082	79.2	9
Gross profit	5,792	21.0	5,266	20.8	10
Operating expenses	4,267	15.4	3,904	15.4	9
Operating income	1,526	5.5	1,362	5.4	12
EBITDA	2,094	7.6	1,881	7.4	11
Income before taxes	1,733	6.3	1,540	6.1	13
Net income	1,144	4.1	1,001	4.0	14
EPS for the quarter (in pesos)	0.257		0.223		15

Cumulative Figures as of Third Quarter (January-September)

	2003		2002		Real Growth
	M$ Millions	%	*M$ Millions*	%	%
Sales	82,501		75,251		10
Other income	152		327		(54)
Total Income	82,653	100.0	75,578	100.0	9
Cost of sales	65,615	79.4	60,001	79.4	9
Gross profit	17,038	20.6	15,577	20.6	9
Operating expenses	12,794	15.5	11,731	15.5	9
Operating income	4,244	5.1	3,847	5.1	10
EBITDA	5,938	7.2	5,375	7.1	10
Income before taxes	4,610	5.6	4,462	5.9	3
Net income	3,043	3.7	2,900	3.8	5
EPS last 12 months (in pesos)	1.165		1.069		9

The Company's cash position as of September 30, 2003 was $8,223 million Mexican pesos, equivalent to $748 million dollars.

Comparable Information:

Without deferring membership income at Sam's Club, operating income for the third quarter 2003 would have increased 15% in real terms over last year's levels, and EBITDA would have amounted to 2,135 million pesos and represented 7.7% of total revenues, a growth in real terms of 14% over last year's levels.

The following is a comparison of the third quarter and the cumulative figures as of third quarter 2003 vs 2002 results, if membership income would not have been deferred.

Third Quarter (July-September)
(Without Deferring Membership Income in 2003)

	2003		2002		Real Growth
	M$ Millions	%	*M$ Millions*	%	%
Sales	27,543		25,238		9
Other income	122		110		10
Total Income	27,664	100.0	25,348	100.0	9
Cost of sales	21,831	78.9	20,082	79.2	9
Gross profit	5,833	21.1	5,266	20.8	11
Operating expenses	4,267	15.4	3,904	15.4	9
Operating income	1,566	5.7	1,362	5.4	15
EBITDA	2,135	7.7	1,881	7.4	14
Income before taxes	1,774	6.4	1,540	6.1	15
Net income	1,171	4.2	1,001	4.0	17
EPS for the quarter (in pesos)	0.263		0.223		18

Cumulative Figures as of Third Quarter (January-September)
(Without Deferring Membership Income in 2003)

	2003		2002		Real Growth
	M$ Millions	%	*M$ Millions*	%	%
Sales	82,501		75,251		10
Other income	364		327		11
Total Income	82,865	100.0	75,578	100.0	10
Cost of sales	65,615	79.2	60,001	79.4	9
Gross profit	17,250	20.8	15,577	20.6	11
Operating expenses	12,794	15.4	11,731	15.5	9
Operating income	4,456	5.4	3,847	5.1	16
EBITDA	6,150	7.4	5,375	7.1	14
Income before taxes	4,822	5.8	4,462	5.9	8
Net income	3,182	3.8	2,900	3.8	10
EPS last 12 months (in pesos)	1.197		1.069		12

Openings during the year 2003:

During the period January-September 2003, the Company opened two Sam's Clubs, eight Bodegas, three Wal-Mart Supercenters, and five restaurants. Additionally, during October we have opened one Bodega in Mexico City.

During the rest of the year we plan to open 26 additional units, so we would end the calendar year with 45 openings and a 10% sales floor expansion.

Installed Capacity as of September 30, 2003:

FORMAT	Sales area Sq.ft.	Sales area M2
Sam's Club	4,877,803	453,159
Bodega	6,623,218	615,312
Wal-Mart Supercenter	7,526,953	699,271
Superama	736,010	68,377
Suburbia	2,735,875	254,169
	Seats	
Restaurants	58,497	

Company Description:

WALMEX is a Retail Sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates 614 units, broken down as follows:

52 Sam's Clubs
126 Bodegas
78 Wal*Mart Supercenters
43 Superamas
50 Suburbias
265 Restaurants, including 16 franchises

Ticker Symbols

Mexican Stock Exchange:
Walmex V
Walmex C

Bloomberg:
WalmexV MM
WalmexC MM
WMMVY

Reuters:
WalmexV.Mx
WalmexC.Mx
WMMVY.Pk

ADR's Sponsored Program:
WMMVY

Internet sites:
www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx

FILE N°
82-4609

ANEX 1

WAL-MART DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

Thousands of Mexican pesos with purchasing power at September 30, 2003

	September 30, 2003	September 30, 2002
Assets		
Current assets:		
Cash and cash equivalents	Ps. 8,222,857	Ps. 6,650,084
Accounts receivable	1,762,665	1,723,082
Inventories	9,714,192	9,686,410
Prepaid expenses	323,896	225,659
Total current assets	20,023,610	18,285,235
Net property and equipment	39,174,601	37,122,235
Total assets	Ps. 59,198,211	Ps. 55,407,470
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable to suppliers	Ps. 11,283,593	Ps. 10,524,406
Other accounts payable	2,989,632	2,424,507
Total current liabilities	14,273,225	12,948,913
Deferred income tax	5,271,920	5,301,477
Reserve for seniority premiums	42,968	19,431
Total liabilities	19,588,113	18,269,821
Shareholders' equity:		
Capital stock	12,312,446	12,342,310
Legal reserve	2,383,800	2,132,818
Retained earnings	29,571,954	26,276,150
Reserve for repurchase of shares	3,218,647	3,686,289
Accumulated result of restatement	(8,215,113)	(7,909,099)
Premium on sale of shares	1,976,092	2,040,812
Employee stock option plan fund	(1,637,728)	(1,431,631)
Total shareholders' equity	39,610,098	37,137,649
Total liabilities and shareholders' equity	Ps. 59,198,211	Ps. 55,407,470

WAL-MART DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Thousands of Mexican pesos with purchasing power at September 30, 2003

	Nine-month period ended September 30	
	2003	2002
Net Sales	Ps. 82,501,329	Ps. 75,250,643
Other Income	151,911	327,462
Total Income	82,653,240	75,578,105
Cost of sales	(65,615,470)	(60,000,656)
Operating expenses	(12,793,685)	(11,730,513)
Operating income	4,244,085	3,846,936
Comprehensive financing income:		
Financial income - net	457,942	548,997
Exchange gain	9,395	21,972
Monetary position gain	87,054	126,544
	554,391	697,513
Other expenses - net	(188,496)	(82,362)
Income before income tax and employee profit sharing	4,609,980	4,462,087
Income tax and employee profit sharing	(1,567,396)	(1,561,731)
Net income	Ps. 3,042,584	Ps. 2,900,356
Earnings per share last 12 months (in pesos)	Ps. 1.165	Ps. 1.069

FILE N°
82-4609

WAL-MART DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

Thousands of Mexican pesos with purchasing power at September 30, 2003

	Nine-month period ended September 30	
	2003	2002
Operating activities		
Net income	Ps. 3,042,584	Ps. 2,900,356
Charges not requiring use of resources:		
Depreciation	1,693,564	1,527,706
Seniority premiums	17,224	18,135
Provision for deferred taxes	(128,774)	(50,989)
	4,624,598	4,395,208
Changes in:		
Accounts receivable	398,580	(5,868)
Inventories	1,139,030	(463,804)
Prepaid expenses	(129,436)	108,260
Accounts payable to suppliers	(2,918,318)	(2,776,010)
Other accounts payable	300,157	(15,734)
Resources provided by operating activities	3,414,611	1,242,052
Financing activities		
Payment of dividends	(1,649,888)	(255,408)
Repurchase of shares	(110,241)	(312,825)
Resources used in financing activities	(1,760,129)	(568,233)
Investing activities		
Purchase of property and equipment	(3,304,099)	(3,925,439)
Sale and retirement of property and equipment	144,625	72,276
Employee stock option plan - net	(264,854)	(335,041)
Resources used in investing activities	(3,424,328)	(4,188,204)
Decrease in cash and cash equivalents	(1,769,846)	(3,514,385)
Cash and cash equivalents at beginning of term	9,992,703	10,164,469
Cash and cash equivalents at end of term	Ps. 8,222,857	Ps. 6,650,084

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** Quarter: **3** Year: **2003**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N°
82-4609

CONSOLIDATED FINANCIAL STATEMENT
AT SEPTEMBER 30 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**59,198,211**	**100**	**55,407,470**	**100**
2	**CURRENT ASSETS**	**20,023,610**	**34**	**18,285,235**	**33**
3	CASH AND SHORT-TERM INVESTMENTS	8,222,857	14	6,650,084	12
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	357,402	1	356,824	1
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	1,405,263	2	1,366,258	2
6	INVENTORIES	9,714,192	16	9,686,410	17
7	OTHER CURRENT ASSETS	323,896	1	225,659	0
8	**LONG-TERM**	**0**	**0**	**0**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**39,174,601**	**66**	**37,122,235**	**67**
13	PROPERTY	38,090,250	64	35,607,336	64
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	14,800,344	25	14,169,712	26
16	ACCUMULATED DEPRECIATION	14,892,738	25	13,548,938	24
17	CONSTRUCTION IN PROGRESS	1,176,745	2	894,125	2
18	**DEFERRED ASSETS (NET)**	**0**	**0**	**0**	**0**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**19,588,113**	**100**	**18,269,821**	**100**
21	**CURRENT LIABILITIES**	**14,273,225**	**73**	**12,948,913**	**71**
22	SUPPLIERS	11,283,593	58	10,524,406	58
23	BANK LOANS	0	0	0	0
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	430,429	2	450,569	2
26	OTHER CURRENT LIABILITIES	2,559,203	13	1,973,938	11
27	**LONG-TERM LIABILITIES**	**0**	**0**	**0**	**0**
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**5,271,920**	**27**	**5,301,477**	**29**
32	**OTHER LIABILITIES**	**42,968**	**0**	**19,431**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**39,610,098**	**100**	**37,137,649**	**100**
34	**MINORITY INTEREST**				
35	**MAJORITY INTEREST**	**39,610,098**	**100**	**37,137,649**	**100**
36	**CONTRIBUTED CAPITAL**	**12,650,810**	**32**	**12,951,491**	**35**
37	PAID-IN CAPITAL STOCK (NOMINAL)	5,595,626	14	5,623,894	15
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	6,716,820	17	6,718,416	18
39	PREMIUM ON SALES OF SHARES	338,364	1	609,181	2
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**26,959,288**	**68**	**24,186,158**	**65**
42	RETAINED EARNINGS AND CAPITAL RESERVE	28,913,170	73	25,508,612	69
43	REPURCHASE FUND OF SHARES	3,218,647	8	3,686,289	10
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(8,215,113)	(21)	(7,909,099)	(21)
45	NET INCOME FOR THE YEAR	3,042,584	8	2,900,356	8

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: 3 YEAR: **2003**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**8,222,857**	**100**	**6,650,084**	**100**
46	CASH	29,925	0	18,177	0
47	SHORT-TERM INVESTMENTS	8,192,932	100	6,631,907	100
18	**DEFERRED ASSETS (NET)**	**0**	**100**	**0**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	0	0	0	0
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**14,273,225**	**100**	**12,948,913**	**100**
52	FOREING CURRENCY LIABILITIES	1,109,579	8	1,097,133	8
53	MEXICAN PESOS LIABILITIES	13,163,646	92	11,851,780	92
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**2,559,203**	**100**	**1,973,938**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	2,559,203	100	1,973,938	100
27	**LONG-TERM LIABILITIES**	**0**	**100**	**0**	**100**
59	FOREING CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESOS LIABILITIES	0	0	0	0
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**5,271,920**	**100**	**5,301,477**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	5,271,920	100	5,301,477	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**42,968**	**100**	**19,431**	**100**
68	RESERVES	42,968	100	19,431	100
69	OTHER LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(8,215,113)**	**100**	**(7,909,099)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	(8,215,113)	(100)	(7,909,099)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **3** YEAR: **2003**

FILE N°
82-4609

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	5,750,385	5,336,322
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	0	0
75	EMPLOYERS (*)	100,663	94,696
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	4,457,085,445	4,479,602,245
78	REPURCHASED SHARES (*)	760,200	13,152,800

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **3** YEAR: **2003**

WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

CONSOLIDATED EARNINGS STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**82,653,240**	**100**	**75,578,105**	**100**
2	COST OF SALES	65,615,470	79	60,000,656	79
3	**GROSS INCOME**	**17,037,770**	**21**	**15,577,449**	**21**
4	OPERATING EXPENSES	12,793,685	15	11,730,513	16
5	**OPERATING INCOME**	**4,244,085**	**5**	**3,846,936**	**5**
6	TOTAL FINANCING COST	(554,391)	(1)	(697,513)	(1)
7	**INCOME AFTER FINANCING COST**	**4,798,476**	**6**	**4,544,449**	**6**
8	OTHER FINANCIAL OPERATIONS	188,496	0	82,362	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**4,609,980**	**6**	**4,462,087**	**6**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	1,567,396	2	1,561,731	2
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**3,042,584**	**4**	**2,900,356**	**4**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**3,042,584**	**4**	**2,900,356**	**4**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**3,042,584**	**4**	**2,900,356**	**4**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**3,042,584**	**4**	**2,900,356**	**4**
19	NET INCOME OF MINORITY INTEREST				
20	**NET INCOME OF MAJORITY INTEREST**	**3,042,584**	**4**	**2,900,356**	**4**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **3** YEAR: **2003**

WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

CONSOLIDATED EARNINGS STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL Amount	%
1	**NET SALES**	**82,653,240**	**100**	**75,578,105**	**100**
21	DOMESTIC	82,653,240	100	75,578,105	100
22	FOREING	0	0	0	0
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**(554,391)**	**100**	**(697,513)**	**100**
24	INTEREST PAID	0	0	0	0
25	EXCHANGE LOSSES	0	0	0	0
26	INTEREST EARNED	457,942	83	548,997	79
27	EXCHANGE PROFITS	9,395	2	21,972	3
28	GAIN DUE TO MONETARY POSITION	(87,054)	(16)	(126,544)	(18)
42	LOSS BY CHANGES IN UDI'S	0	0	0	0
43	GAIN BY CHANGES IN UDI'S	0	0	0	0
8	**OTHER FINANCIAL OPERATIONS**	**188,496**	**100**	**82,362**	**100**
29	OTHER NET EXPENSES (INCOME) NET	188,496	100	82,362	100
30	(PROFIT) LOSS ON SALES OF OWM SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALES OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**1,567,396**	**100**	**1,561,731**	**100**
32	INCOME TAX	1,619,031	103	1,493,683	96
33	DEFERRED INCOME TAX	(87,432)	(6)	7,899	1
34	WORKERS' PROFIT SHARING	35,797	2	60,149	4
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **3** YEAR: **2003**

WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

CONSOLIDATED EARNINGS STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	0	0
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	115,811,078	105,938,408
39	OPERATION INCOME (**)	6,857,876	6,220,839
40	NET INCOME OF MAYORITY INTEREST(**)	5,199,012	4,801,540
41	NET CONSOLIDATED INCOME(**)	5,199,012	4,801,540

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **3** YEAR: **2003**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

CONSOLIDATED EARNINGS STATEMENT QUARTER
FROM JULY THE 1st TO SEPTEMBER 30 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**27,623,310**	**100**	**25,348,254**	**100**
2	COST OF SALES	21,831,273	79	20,081,868	79
3	**GROSS INCOME**	**5,792,037**	**21**	**5,266,386**	**21**
4	OPERATING EXPENSES	4,266,501	15	3,904,349	15
5	**OPERATING INCOME**	**1,525,536**	**6**	**1,362,037**	**5**
6	TOTAL FINANCING COST	(175,285)	(1)	(192,479)	(1)
7	**INCOME AFTER FINANCING COST**	**1,700,821**	**6**	**1,554,516**	**6**
8	OTHER FINANCIAL OPERATIONS	(32,451)	0	14,056	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**1,733,272**	**6**	**1,540,460**	**6**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	589,311	2	539,159	2
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**1,143,961**	**4**	**1,001,301**	**4**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**1,143,961**	**4**	**1,001,301**	**4**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**1,143,961**	**4**	**1,001,301**	**4**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**1,143,961**	**4**	**1,001,301**	**4**
19	NET INCOME OF MINORITY INTEREST				
20	**NET INCOME OF MAJORITY INTEREST**	**1,143,961**	**4**	**1,001,301**	**4**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **3** YEAR: **2003**

WAL - MART DE MEXICO, S.A. DE C.V.

FILE Nº
82-4609

CONSOLIDATED EARNINGS STATEMENT QUARTER
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**27,623,310**	**100**	**25,348,254**	**100**
21	DOMESTIC	27,623,310	100	25,348,254	100
22	FOREING	0	0	0	0
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**(175,285)**	**100**	**(192,479)**	**100**
24	INTEREST PAID	0	0	0	0
25	EXCHANGE LOSSES	0	0	806	0
26	INTEREST EARNED	115,336	66	157,713	82
27	EXCHANGE PROFITS	26,899	15	0	0
28	GAIN DUE TO MONETARY POSITION	(33,050)	(19)	(35,572)	(18)
42	LOSS BY CHANGES IN UDI'S	0	0	0	0
43	GAIN BY CHANGES IN UDI'S	0	0	0	0
8	**OTHER FINANCIAL OPERATIONS**	**(32,451)**	**100**	**14,056**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(32,451)	(100)	14,056	100
30	(PROFIT) LOSS ON SALES OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALES OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**589,311**	**100**	**539,159**	**100**
32	INCOME TAX	750,925	127	563,709	105
33	DEFERRED INCOME TAX	(187,414)	(32)	(52,471)	(10)
34	WORKERS' PROFIT SHARING	25,800	4	27,921	5
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **3** YEAR: **2003**

WAL - MART DE MEXICO, S.A. DE C.V.

FILE Nº 82-4609

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**3,042,584**	**2,900,356**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	1,582,014	1,494,852
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**4,624,598**	**4,395,208**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(1,209,987)	(3,153,156)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**3,414,611**	**1,242,052**
6	CASH FLOW FROM EXTERNAL FINANCING	0	0
7	CASH FLOW FROM INTERNAL FINANCING	(1,760,129)	(568,233)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(1,760,129)**	**(568,233)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(3,424,328)**	**(4,188,204)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(1,769,846)	(3,514,385)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	9,992,703	10,164,469
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	8,222,857	6,650,084

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **3** YEAR: **2003**

WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**1,582,014**	**1,494,852**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	1,693,564	1,527,706
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	17,224	18,135
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(128,774)	(50,989)
40	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING	0	0
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(1,209,987)**	**(3,153,156)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	398,580	(5,868)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	1,139,030	(463,804)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(129,436)	108,260
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(2,918,318)	(2,776,010)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	300,157	(15,734)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**0**	**0**
23	+SHORT-TERM BANK AND STOCK MARKET FINANCING	0	0
24	+LONG-TERM BANK AND STOCK MARKET FINANCING	0	0
25	+DIVIDEND RECEIVED	0	0
26	+OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(1,760,129)**	**(568,233)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(110,241)	(312,825)
31	(-) DIVIDENDS PAID	(1,649,888)	(255,408)
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(3,424,328)**	**(4,188,204)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(3,304,099)	(3,925,439)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+SALE OF TANGIBLE FIXED ASSETS	144,625	72,276
39	+ (-) OTHER ITEMS	(264,854)	(335,041)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **3** YEAR:**2003**

FILE N° 82-4609

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD		
1	NET INCOME TO NET SALES	3.68 %	3.84 %
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	13.13 %	12.93 %
3	NET INCOME TO TOTAL ASSETS (**)	8.78 %	8.67 %
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	32.63 %	5.63 %
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	2.86 %	4.36 %
	ACTIVITY		
6	NET SALES TO NET ASSETS (**)	1.96 times	1.91 times
7	NET SALES TO FIXED ASSETS (**)	2.96 times	2.85 times
8	INVENTORIES ROTATION (**)	9.53 times	9.23 times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	1 days	1 days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.00 %	0.00 %
	LEVERAGE		
11	TOTAL LIABILITIES TO TOTAL ASSETS	33.09 %	32.97 %
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.49 times	0.49 times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	5.66 %	6.01 %
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00 %	0.00 %
15	OPERATING INCOME TO INTEREST PAID	0.00 times	0.00 times
16	NET SALES TO TOTAL LIABILITIES (**)	5.91 times	5.80 times
	LIQUIDITY		
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.40 times	1.41 times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.72 times	0.66 times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	1.02 times	1.00 times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	57.61 %	51.36 %
	CASH FLOW		
21	CASH FLOW FROM NET INCOME TO NET SALES	5.60 %	5.82 %
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(1.46) %	(4.17) %
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	0.00 times	0.00 times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	0.00 %	0.00 %
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00 %	100.00 %
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	96.49 %	93.73 %

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **3** YEAR: **2003**

FILE N° 82-4609

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 1.17		$ 1.07	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE (**)	$ 1.17		$ 1.07	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 8.89		$ 8.29	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.37	pesos	$ 0.31	pesos
10	DIVIDEND IN SHARE PER SHARE	0.00	shares	0.01	shares
11	MARKET PRICE TO CARRYING VALUE	3.59	times	3.10	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	27.36	times	24.08	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAS TWELVE MONTHS.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

NOTE 1 - PREMIUM ON SALE OF SHARES

REFERENCE S-39 OF THE CONSOLIDATED FINANCIAL STATEMENT IN ITEM "PREMIUM ON SALE OF SHARES", THE STOCK OPTION PLAN FUND FOR PERSONNEL IS INCLUDED IN BOTH YEARS.

NOTE 2 - ACCUMULATED EFFECT OF DEFERRED INCOME TAX

THE INITIAL EFFECT OF THE DEFERRED INCOME TAX IS AN OWNER'S EQUITY REDUCTION OF PS. 4,708,178, THIS EFFECT IS INCLUDED IN REFERENCE S-42 OF THE CONSOLIDATED FINANCIAL STATEMENT IN ITEM "RETAINED EARNINGS AND CAPITAL RESERVE" OF BOTH YEARS.

NOTE 3 - NET SALES LAST TWELVE MONTHS

AS OF FIRST QUARTER 2003, MEMBERSHIP INCOME IS INCLUDED IN REFERENCE R38 OF OTHER CONCEPTS UNDER THE HEADING OF "NET SALES", THUS MAKING IT COMPARABLE TO INFORMATION FROM THE PREVIOUS YEAR.

NOTE 4 - CASH FLOW FROM INTERNAL FINANCING

THE REFERENCE C-30 OF THE MAIN ITEMS BREAKDOWN OF THE STATEMENT OF CHANGES IN THE FINANCIAL SITUATION, THE TOTAL AMOUNT REPORTED IN THE QUARTER INCLUDE THE REPURCHASE OF OWN SHARES.

NOTE 5 - RATIOS CONSOLIDATED

SINCE THE "SIFIC" SYSTEM CANNOT RECORD RESULTS ON A TWELVE MONTH BASIS FOR ITEMS OF THE STATEMENT OF RESULTS AS WELL AS FOR THE FINANCIAL STATEMENT, THE CALCULATIONS ARE THUS INCLUDED ON THOSE BASES AND ARE AS FOLLOW:

REF P	CONCEPTS		QUARTER CURRENT	QUARTER PREVIOUS
	YIELD			
2	NET INCOME TO STOCK HOLDERS' EQUITY	(**)	13.54%	13.41%
3	NET INCOME TO TOTAL ASSETS	(**)	8.90%	8.70%

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

ACTIVITY

6	NET SALES TO NET ASSETS	(**)	1.98 TIMES	1.92 TIMES
7	NET SALES TO FIXED ASSETS	(**)	3.03 TIMES	2.98 TIMES

LEVERAGE

16	NET SALES TO TOTAL LIABILITIES	(**)	5.78 TIMES	5.47 TIMES

(**) = INFORMATION REGARDING LAST TWELVE MONTHS

NOTE 6 - DATA PER SHARE

THE REFERENCE D-9 OF DATA PER SHARE, THE AMOUNT OF CASH DIVIDEND ACUMULATED PER SHARE IS PRESENTED TO NOMINAL VALUE.

NOTE 7 - CHARACTERISTICS OF THE SHARES

WAL-MART DE MEXICO SHARES ARE AT UNEXPRESSIVE NOMINAL VALUE.

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

FILE N°
82-4609

MANAGEMENT COMMENTS AND ANALYSIS OF
OPERATIONAL RESULTS AND THE COMPANY'S FINANCIAL SITUATION

ANNEX 1

CONSOLIDATED
Final Printing

COMPANY SALES FOR THE PERIOD JULY TO SEPTEMBER 2003 AMOUNTED TO $27,543 MILLION PESOS, CONSTITUTING A 9.1% INCREASE IN REAL TERMS OVER THE THIRD QUARTER OF 2002. COMP UNIT SALES, THAT IS, THOSE UNITS WITH MORE THAN ONE YEAR IN OPERATION GREW 3.7% IN REAL TERMS, AS OPPOSED TO THE SAME QUARTER LAST YEAR. THE NUMBER OF CUSTOMERS SERVED INCREASED 8.4% OVER FIGURES FOR THE PREVIOUS YEAR, WHEREAS THE AVERAGE TICKET GREW BY 0.7 PERCENT.

THE GROSS PROFIT MARGIN FOR THIS THIRD QUARTER REACHED 21.0%, WHICH IS 20 BASE POINTS HIGHER THAN FIGURES REPORTED IN 2002. QUARTERLY OPERATING EXPENSES WERE 15.4% OF TOTAL REVENUE, AN INCREASE SIMILAR TO THAT OF LAST YEAR. OPERATING INCOME GREW 12% IN REAL TERMS AND REACHED 5.5% OF TOTAL REVENUE, A 10-BASE POINT IMPROVEMENT OVER LAST YEAR.

EBITDA CAME TO $2,094 MILLION PESOS, 7.6% OF TOTAL REVENUE, WHICH IS 11.4% HIGHER THAN THE FIGURE REPORTED FOR THE PREVIOUS YEAR.

NET INCOME FOR THE QUARTER CAME TO $1,144 MILLION PESOS, WHICH REPRESENTS 4.1% OF TOTAL REVENUES AND A 14.3% INCREASE IN REAL TERMS OVER THAT REPORTED FOR THE SAME QUARTER IN 2002.

AS OF 2003, THE COMPANY DECIDED TO ENFORCE THE PROVISIONS OUTLINED IN BULLETIN SAB-101, ISSUED BY THE SECURITIES AND EXCHANGE COMMISSION (SEC), AND TO PRACTICE DEFERRED ACKNOWLEDGEMENT OF SAM'S CLUB MEMBERSHIP INCOME. IF SAID INCOME WERE NOT DEFERRED, QUARTERLY RESULTS WOULD BE AS FOLLOWS:

QUARTER JULY - SEPTEMBER	2003 MILLION PESOS	2003 %OF TOTAL REVENUES	2002 MILLION PESOS	2002 %OF TOTAL REVENUES	% OF GROWTH
SALES	27,543		25,238		9.1
OTHER INCOME	121		110		10.5
TOTAL REVENUE	27,664	100.0	25,348	100.0	9.1
GROSS PROFIT MARGIN	5,833	21.1	5,266	20.8	10.8
OPERATING INCOME	1,566	5.7	1,362	5.4	15.0
EBITDA	2,135	7.7	1,881	7.4	13.5
NET EARNINGS	1,171	4.2	1,001	4.0	17.0

FIVE OPERATING UNITS WERE OPENED DURING THE JULY - SEPTEMBER 2003 PERIOD: TWO SAM'S CLUBS, ONE BODEGA AND TWO RESTAURANTS. THUS FAR ONE BODEGA, HAS BEEN OPENED IN OCTOBER, ADDING UP TO 19 OPENINGS FOR 2003.

FURTHERMORE, THE EXPANSION PLAN FOR THIS YEAR'S FOURTH QUARTER INCLUDES THE OPENING OF 14 BODEGAS, FIVE WAL-MART SUPERCENTERS, ONE SAM'S CLUB, ONE SUPERAMA, TWO SUBURBIA STORES AND THREE RESTAURANTS.

FILE N°
82-4609

MANAGEMENT COMMENTS AND ANALYSIS OF
OPERATIONAL RESULTS AND THE COMPANY'S FINANCIAL SITUATION

ANNEX 1

CONSOLIDATED
Final Printing

UPON CLOSE OF JUNE 30, 2003, THE COMPANY HAD $8,223 MILLION PESOS IN CASH ON HAND AND THIS IS AFTER HAVING PAID $1,650 MILLION PESOS IN DIVIDENDS AND INVESTED $3,304 MILLION PESOS IN FIXED ASSETS FROM JANUARY TO SEPTEMBER 2003.

MEXICO CITY, OCTOBER 13, 2003

EDUARDO CASTRO WRIGHT
EXECUTIVE PRESIDENT AND CEO

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

CONSOLIDATED
Final Printing

NOTE 1 - PRINCIPAL ACCOUNTING POLICIES:

FINANCIAL INFORMATION PERTAINING TO THE CURRENT FISCAL YEAR AS WELL AS PREVIOUS ONE IS RESTATED IN THOUSANDS OF MEXICAN PESOS OF PURCHASING POWER AT SEPTEMBER 2003, THROUGH FACTORS DERIVED FROM THE NATIONAL CONSUMER PRICE INDEX, UNLESS OTHERWISE INDICATED.

NOTE 2 - ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)

THIS ITEMS INCLUDES AN ESTIMATE FOR BAD ACCOUNTS PRINCIPALLY THE MERCHANDISE SOLD BY SAM'S CLUB.

NOTE 3 - DEFERRED INCOME TAX:

THE INITIAL EFFECT OF DEFERRED INCOME TAX CAUSED BY THE APPLICATION OF BULLETIN D-4 "ACCOUNTING FOR INCOME TAX, ASSET TAX AND EMPLOYEE PROFIT SHARING" ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS IS AN OWNER'S EQUITY REDUCTION OF PS. 4,708,178.

NOTE 4 - STOCK MARKET CREDITS:

NON-APPLY

NOTE 5 - CONTINGENT LIABILITIES AND COMMITMENTS:

THERE WERE NO COMMITMENTS IN U.S. DOLLAR AT SEPTEMBER 30, 2003.

NOTE 6 - SENIORITY PREMIUMS

THE COMPANY SET UP A TRUST FUND TO COVER THE PAYMENT OF SENIORITY PREMIUMS ACCRUING TO EMPLOYEES.

NOTE 7 - SHAREHOLDER'S EQUITY:

	NOMINAL VALUE	RESTATEMENT INCREASE	TOTAL
SHARES PLAN FUND	PS.(1,423,866)	PS.(213,862)	PS.(1,637,728)
PREMIUM ON SALE OF SHARES	582,117	1,393,975	1,976,092
PREMIUM ON SALE OF SHARES	PS.(841,749)	PS. 1,180,113	PS. 338,364

	NOMINAL VALUE	RESTATEMENT INCREASE	TOTAL
LEGAL RESERVE	PS. 1,178,237	PS. 1,205,563	PS. 2,383,800
RETAINED EARNINGS FROM PREVIOUS YEARS	18,677,115	12,560,433	31,237,548
INITIAL EFFECT OF DEFERRED INCOME TAX	(3,827,449)	(880,729)	(4,708,178)
RETAINED EARNINGS AND CAPITAL RESERVE	PS.16,027,903	PS.12,885,267	PS.28,913,170
REPURCHASE FUND OF SHARES	PS. 1,155,782	PS. 2,062,865	PS. 3,218,647
NET INCOME FOR THE YEAR	PS. 3,014,264	PS. 28,320	PS. 3,042,584

NOTE 8 - REPURCHASE FUND OF SHARES:

DURING 2003, THE COMPANY REPURCHASED 4,818,400 SERIES "C" SHARES; THIS REPURCHASE OF SHARES IMPLIED A REDUCTION OF PS. 6,049 IN THE THEORETICAL HISTORICAL VALUE OF CAPITAL STOCK EQUAL TO PS. 6,151 RESTATED FOR INFLATION. THE DIFFERENCE BETWEEN THE THEORETICAL RESTATED VALUE AND THE REPURCHASE COST OF THE SHARES ACQUIRED WAS APPLIED TO THE PREVIOUSLY ESTABLISHED RESERVE FOR THE REPURCHASE OF SHARES.

NOTE 9 - AGREEMENTS REACHED AT THE SHAREHOLDERS' ORDINARY MEETING HELD ON FEBRUARY 26, 2003:

1. APPROVAL OF THE MAXIMUM AMOUNT TO BE USED BY THE COMPANY IN 2003 TO REPURCHASE ITS OWN SHARES. SUCH AMOUNT IS PS. 3,248,032 (NOMINAL PESOS).

2. CANCELLATION OF 34,909,400 SERIES "C" SHARES THAT WERE REPURCHASED BY THE COMPANY.

3. INCREASE OF PS. 247,154 (NOMINAL PESOS) IN THE LEGAL RESERVE THROUGH A CHARGE TO RETAINED EARNINGS. THE INCREASE IN CONSTANT PESOS WAS PS. 250,982.

4. APPROVAL OF THE PROPOSED PAYMENT OF DIVIDENDS, OF PS. 0.37 (NOMINAL PESOS) PER SHARE OF CAPITAL STOCK, IRRESPECTIVE OF THE SERIES.

5. THE INCREASE IN CAPITAL STEMMING FROM THE ALTERNATE DIVIDEND DECREED BY THE ORDINARY GENERAL ASSEMBLY ON FEBRURARY 27, 2002 WAS FORMALIZED. THIS IS WITHOUT AFFECTING THE TOTAL CAPITAL STOCK, AND IS SIMPLY A REGISTRY TRANSACTION BETWEEN FIXED AND VARIABLE CAPITAL. CAPITAL STOCK WILL BE VARIABLE AND THE FIXED MINIMUM SHALL BE PS. 650,372, AND THE VARIABLE CANNOT BE MORE THAN TEN TIMES SAID AMOUNT.

6. THE CREATION OF THE WAL-MART DE MEXICO FOUNDATION WAS APPROVED WITH THE UNDERSTANDING THAT YEARLY AMOUNTS SET ASIDE FOR THE FOUNDATION SHALL UNDER NO CIRCUMSTANCES EXCEED 0.05% OF SALES.

NOTE 10 - MEMBERSHIP INCOME:

UP TO DECEMBER 31, 2002, THE COMPANY RECOGNIZED MEMBERSHIP INCOME FOR SAM'S CLUBS UPON COLLECTING SAID INCOME.

AS OF JANUARY 2003, THE COMPANY DECIDED TO ADDITIONALY IMPLEMENT THAT CONTAINED IN BULLETIN SAB-101: "REVENUE RECOGNITION IN FINANCIAL STATEMENTS", ISSUED BY THE SECURITIES AND EXCHANGE COMISSION (SEC). SAID BULLETIN SET FORTH THE GUIDELINES FOR DEFERRED RECOGNIZING OF THIS TYPE OF INCOME DURING THE TWELVE MONTHS THAT EACH MEMBERSHIP IS VALID.

IN ADDITION, EARNED INCOME WILL BE PRESENTED IN THE STATEMENTS OF INCOME UNDER A SPECIFIC HEADING AFTER SALES. THE CURRENT SIFIC SYSTEM STATEMENT OF INCOME FORMAT, HOWEVER, REQUIRES THAT IT BE PRESENTED UNDER THE HEADING OF SALES, SUCH AS IS SHOWN IN ANNEX 11 "SALES DISTRIBUTION BY PRODUCT". INCOME FOR 2002 SHALL BE RECLASSIFIED UNDER THIS HEADING SO AS TO ENABLE A VALID COMPARISON OF THE INFORMATION.

AS OF SEPTEMBER 30, 2003, INCOME PENDING APPLICATION COMES TO PS. 211,912. TAKING THIS INCOME INTO ACCOUNT, THE RESULTS FOR THE PERIOD ENDING SEPTEMBER 30, 2003 AND 2002 WOULD BE AS FOLLOWS:

	2003		2002	
	PS	%	PS	%
NET SALES	82,501,329		75,250,643	
OTHER INCOME	363,823		327,462	
TOTAL INCOME	82,865,152	100.0	75,578,105	100.0
COST OF SALES	(65,615,470)	(79.2)	(60,000,656)	(79.4)
GROSS PROFIT	17,249,682	20.8	15,577,449	20.6
OPERATING EXPENSES	(12,793,685)	(15.4)	(11,730,513)	(15.5)
OPERATING INCOME	4,455,997	5.4	3,846,936	5.1
NET INCOME	3,182,449	3.8	2,900,356	3.8

NOTE 11 - INFORMATION BY SEGMENTS

THE FOLLOWING IS THE PRESENTATION OF NET AND OPERATING INCOME FOR THE SEGMENTS. THESE WERE IDENTIFIED BASED ON THE MANAGERIAL FOCUS AND QUANTITATIVE SEGMENTS STATED IN THE ACCOUNTING BULLETIN B-5 ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS FOR THE PERIOD COMPRISING JANUARY 1ST TO SEPTEMBER 30TH.

	TOTAL INCOME	
	2003	2002
ECONOMIC SEGMENT		
SELF-SERVICE	$ 75,767,530	$ 68,890,996
OTHERS	6,885,710	6,687,109
TOTAL	$ 82,653,240	$ 75,578,105

	OPERATING INCOME	
	2003	2002
ECONOMIC SEGMENT		
SELF-SERVICE	$ 3,406,777	$ 3,035,518
OTHERS	837,308	811,418
TOTAL	$ 4,244,085	$ 3,846,936

NOTE: DEPARTMENT STORES, RESTAURANTS AND PROPERTY INCOME ARE INCLUDED UNDER THE HEADING OF OTHERS IN THE ECONOMIC SEGMENT.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **3** YEAR: **2003**

WAL - MART DE MEXICO, S.A. DE C.V.

FILE Nº 82-4609

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED

Final Printing

COMPAY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP (2)	TOTAL AMOUNT (Thousands of Pesos)	
				ACQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 NUEVA WAL-MART	GEN. MERCHANDISE SALES	881,712	99.99	881,712	5,954,554
2 SUBURBIA	DEPARTMENT STORES	274,923	99.99	274,923	612,308
3 VIPS	RESTAURANTS	41,000	99.99	41,000	1,117,809
4 CORPORATE ENTITIES	PROFESIONAL OUTSOURCE	411,119	99.99	538,866	1,830,486
5 REAL ESTATE	R.E. DEVELOPMENT	13,365,015	99.99	13,365,015	35,931,184
TOTAL INVESTMENT IN SUBSIDIARIES				**15,101,516**	**45,446,341**
ASSOCIATEDS					
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**0**	**0**
OTHER PERMANENT INVESTMENTS					
TOTAL					**45,446,341**

NOTES

THE COLUMN "NUMBER OF SHARES" IS EQUIVALENT TO THE SOCIAL PART EXPRESSED IN THOUSANDS THAT WAL-MART DE MEXICO, S.A. DE C.V. HAS OF THE SUBSIDIARIES; THEY ARE SOCIEDAD DE RESPONSABILIDAD LIMITADA DE CAPITAL VARIABLE.

STOCK EXCHANGE CODE: **WALMEX**
WAL-MART DE MEXICO, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 5
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **3** YEAR: **2003**

FILE N° 82-4609

Final Printing
CONSOLIDATED

Credit Type/ Institution	Amortization Date	Rate of Interest	Denominated in Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands of $) Time Interval						Amortizacion of Credits in Foreign Currency With Foreign Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
SUPPLIERS																
SELF SERVICE STORE			9,859,976	0	0	0	0	0	0	0	794,161	0	0	0	0	0
DEPARTAMENT STORE			368,364	0	0	0	0	0	0	0	130,159	0	0	0	0	0
RESTAURANTS			125,837	0	0	0	0	0	0	0	5,096	0	0	0	0	0
TOTAL SUPPLIERS			**10,354,177**	0	0	0	0	0	0	0	**929,416**	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
OTHER CURRENT LIAB.W/O COST.			2,379,040	0	0	0	0	0	0	0	180,163	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**2,379,040**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**180,163**	**0**		**0**	**0**	**0**
		TOTAL	**12,733,217**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**1,109,579**	**0**	**0**	**0**	**0**	**0**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **3** YEAR: **2003**

FILE N° 82-4609

POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	
3. POSITION IN FOREIGN EXCHANGE					
TOTAL ASSETS	**143,079**	**1,571,870**	**0**	**0**	**1,571,870**
LIABILITIES POSITION	**100,999**	**1,109,579**	**0**	**0**	**1,109,579**
SHORT TERM LIABILITIES POSITION	100,999	1,109,579	0	0	1,109,579
LONG TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	**42,080**	**462,291**			**462,291**

(1) IN THE OBSERVATIONS SECTION WILL MUST SPECIFY THE CURRENCY AND THE EXCHANGE RATE

NOTES

PS. 10.9860 RATE OF EXCHANGE AMERICAN DOLLAR.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **3** YEAR: **2003**

FILE N° 82-4609

INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	13,340,210	17,963,441	4,623,231	0.40	18,493
FEBRUARY	12,233,029	15,673,275	3,440,246	0.28	9,633
MARCH	11,708,730	16,227,192	4,518,462	0.63	28,466
APRIL	9,085,767	13,475,744	4,389,977	0.17	7,463
MAY	10,103,827	14,361,328	4,257,501	(0.32)	(13,624)
JUNE	11,979,511	15,528,169	3,548,658	0.08	2,839
JULY	10,886,385	14,216,576	3,330,191	0.14	4,662
AUGUST	11,439,670	15,081,975	3,642,305	0.30	10,927
SEPTEMBER	13,225,807	16,115,711	2,889,904	0.60	17,339
ACTUALIZATION:	0	0	0	0.00	856
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**87,054**

NOTES

MONETARY LIABILITIES DO NOT INCLUDE THE INITIAL EFFECT OF THE DEFERRED INCOME TAX OF PS. 3,827,449 (NOMINAL); THE MONETARY EFFECT OF THIS LIABILITY IS PRESENTED IN DERERRED INCOME TAXES.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **3** YEAR: **2003**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N°
82-4609

BONDS AND MEDIUM TERM NOTES LISTING IN STOCKS MARKET (1)

ANNEX 8

CONSOLIDATED
Final printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NON - APPLY

ACTUAL SITUATION OF FINANCIAL LIMITED
NON - APPLY

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **3** YEAR: **2003**

WAL - MART DE MEXICO, S.A. DE C.V.

FILE N°
82-4609

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
SELF-SERVICE HYPERMARKETS	GENERAL MERCHANDISE SALE, GROCERIES AND FRESH	699,271	100
SELF-SERVICE DISCOUNT STORE	GENERAL MERCHANDISE SALE, GROCERIES AND FRESH	615,312	100
SUPERMARKETS	GROCERIES SALES AND FRESH	68,377	100
SELF-SERVICE WHOLESALES	MEMBERSHIP GENERAL MERCHANDISE WHOLESALE OUTLETS	453,159	100
APPAREL STORES	APPAREL AND ACCESORY SALE	254,169	100
RESTAURANTS	RESTAURANT-INTERNATIONAL, MEXICAN AND ITALIAN	58,497	100

NOTES

REGARDING RESTAURANTS THE NUMBER OF SEATS IS PRESENTED AS THE INSTALLED CAPACITY.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **3** YEAR: **2003**

FILE N°
82-4609

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NON APPLY					

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **3** YEAR: **2003**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
NET SALES				82,501,329			
OTHER INCOME				151,911			
TOTAL				82,653,240			

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **3** YEAR: 2003

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
NON APPLY							
TOTAL				0			

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **3** YEAR: **2003**

CONSOLIDATED
Final Printing

FILE N°
82-4609

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
C		41	86,178,595	461,782,126		547,960,721	108,192	579,742
V		41	431,862,484	3,477,262,240		3,909,124,724	542,180	4,365,512
			518,041,079	**3,939,044,366**	**0**	**4,457,085,445**	**650,372**	**4,945,254**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
4,457,085,445
SHARES PROPORTION BY:

CPO'S:
UNITS:
ADRS's:
GDRS's:
ADS's:
GDS's:

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER
V	0	0.00000	31.88000
C	760,200	28.19479	28.61000

PROJECT'S INFORMATION
(PROJECT, AMOUNT USED AND PERCENTAGE OF PROGRESS)

ANNEX 13

CONSOLIDATED
Final Printing

DURING THE REST OF THE YEAR, WE PLAN TO OPEN 27 ADDITIONAL UNITS, HAVING 74% PROGRESS THUS FAR. AS OF SEPTEMBER 30, 2003, $1,422,996 PESOS HAVE BEEN USED FOR THESE UNITS.

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **3** YEAR: **2003**
WAL - MART DE MEXICO, S.A. DE C.V.

FOREIGN CURRENCY TRANSACTIONS AND CONVERSION OF FINANCIAL STATEMENTS OF FOREIGN OPERATIONS
(INFORMATION RELATED TO BULLETIN B-15)

ANNEX 14

FILE N° 82-4609

CONSOLIDATED
Final Printing

FOREIGN CURRENCY BALANCES ARE TAKEN AT $ 10.9860 PER DOLLAR, AS SHOWN BELOW:

	US$ DOLLARS	PESOS $
ASSETS	143,079	1,571,870
SUPPLIERS	84,600	929,416
OTHER CURRENT LIABILITIES	16,399	180,163

DURING THE JANUARY - SEPTEMBER PERIOD, THE COMPANY HAS AN EXCHANGE GAIN AMOUNTING TO $ 9,395 PESOS DERIVED FROM EXCHANGE RATE FLUCTUATIONS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

THE UNDERSIGNED SWEAR TO TELL THE TRUTH, WAL-MART DE MEXICO S.A. DE C.V. AND SUBSIDIARIES FINANCIAL INFORMATION CONTAINED AS OF THIRD QUARTER 2003 CORRESPONDIENT REPORT, IT REASONABLY REFLECTS THE SITUATION FOR THE SAME. IN ADDITION, WE HEREBY STATE THAT WE HAVE NO KNOWLEDGE OF RELEVANT DATA OMITTED OR ALTERED IN THIS QUARTERLY REPORT, NOR THAT SAID REPORT CONTAINS INFORMATION THAT COULD MISLEAD THE SHAREHOLDERS.

EDUARDO CASTRO WRIGHT
EXECUTIVE PRESIDENT AND CEO

RAFAEL MATUTE LABRADOR
EXECUTIVE VICEPRESIDENT AND CFO

MEXICO, D.F., AT OCTOBER 13 OF 2003

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: SEPTEMBER 26, 2003

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	500,000	548,220,921
26/09/2003	00001	BUY	8,200	28.40	232,880	ACCIV	SOCIAL		508,200	548,212,721
26/09/2003	00002	BUY	86,600	28.50	2,468,100	ACCIV	SOCIAL		594,800	548,126,121
26/09/2003	00003	BUY	30,000	28.55	856,500	ACCIV	SOCIAL		624,800	548,096,121
26/09/2003	00004	BUY	60,200	28.60	1,721,720	ACCIV	SOCIAL		685,000	548,035,921
26/09/2003	00005	BUY	75,200	28.65	2,154,480	ACCIV	SOCIAL		760,200	547,960,721
								As of current report	760,200	547,960,721

Shareholders' equity amount	0
Capital stock amount	7,433,680

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	0	3,909,124,724
								As of current report	0	3,909,124,724

Shareholders' equity amount	0
Capital stock amount	0

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,234,032,000	3,226,598,320

Issuer's Comments